# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 Alakea Street, Suite 500, Honolulu, Hawaii (HI), 96813
Date of event which requires filing of this statement: 09/09/2025
Amends the filing with accession number 0000929638-25-002512
Filed by CIK 0002074670
Persons authorized to receive notices and communications: Justin W. Chairman, Esq., Morgan, Lewis & Bockius LLP, 2222 Market Street, Philadelphia, Pennsylvania (PA), 19103, (215) 963-5000

## Reporting persons
- Barnwell Industries, Inc. Employees' Pension Plan Trust (CIK 0002074670): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 629,525; shared voting power 0; sole dispositive power 629,525; shared dispositive power 0; aggregate amount beneficially owned 629,525 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 Alakea Street, Suite 500, Honolulu, Hawaii (HI), 96813
Comment: The information in this Amendment No. 1 to Schedule 13D (this "First Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D," and, as amended, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Person therein described on July 3, 2025, relating to the common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meaning assigned thereto in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 11 to 13 of the cover page are incorporated into this Item 5(a) by reference.

The Reporting Person's aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 6.2%, based on a total of 10,073,534 shares of Common Stock issued and outstanding as of August 11, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 13, 2025.

The Reporting Person disclaims beneficial ownership of all the shares of Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the cover page are incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days:
The Reporting Person made the following open market purchases of shares of Common Stock during the past sixty days :

Number of
Transaction Shares Purchase Price
Date Purchased Per Share
09/10/2025 5,000 $1.12
09/10/2025 325 $1.13
09/09/2025 3,153 $1.14
09/09/2025 5,000 $1.13
09/05/2025 6,000 $1.16
09/03/2025 5,000 $1.15
09/03/2025 5,000 $1.15
09/02/2025 1,923 $1.15
08/28/2025 99 $1.14
08/19/2025 1,590 $1.13
07/29/2025 400 $1.15
07/25/2025 519 $1.19
07/24/2025 700 $1.17
07/24/2025 4,200 $1.18
07/23/2025 200 $1.17
07/21/2025 6,000 $1.19
07/18/2025 87 $1.20
07/17/2025 5,209 $1.20
07/16/2025 6,000 $1.18
07/15/2025 6,500 $1.20
07/15/2025 5,000 $1.20
07/14/2025 5,000 $1.24
07/14/2025 7,490 $1.24
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Barnwell Industries, Inc. Employees' Pension Plan Trust: /s/ Alex Kinzler, By: Alex Kinzler/Trustee (09/11/2025)